Law Offices of Stephen M. Fleming PLLC
49 FRONT STREET SUITE 206  ROCKVILLE CENTRE NEW YORK 11570
TEL  516 833-5034   FAX  516 977 1209   WWW.FLEMINGPLLC.COM

January 29, 2010

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549

Re:      Forex International Trading Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 29, 2009
File No. 333-161795

Dear Mr. Shuman:

This firm is counsel to Forex International Trading Corp. (the “Company”). Below please find our responses to your January 20, 2010 comment letter.

Prospectus Cover Page

1.           Please refer to our prior comment 2 and tell us why you believe the disclosure in the sixth paragraph is necessary or conveys key information to potential investors regarding the Company or the offering.

Response

We have removed the disclosure in the sixth paragraph.

2.           We Note your response to prior comment 1 but you continue to state on pages 1 and 7 that “all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized for working capital.”  It appears that this disclosure is inconsistent with your revised statement on the cover page which states that $32,000 of the proceeds will be used to pay expenses related to the offering.  Please revise.  Also clarify on page 7 under the risk factor heading, “There is no minimum raise required in this offering.  Please revise.  Also clarify page 7 under the risk factor heading, “There is no minimum raise required in this offering…,” that you will not be able to implement your business plan if you only sell 5-10% of the securities in this offering.

Response

We have revised pages 1 and 7 to state the following:

No escrow account will be set up and all proceeds raised in the offering will be deposited immediately into our corporate account to be utilized initially for expenses related to this offering of $32,000 and then working capital in the priority set by management of our company.

We have revised the header of the risk factor titled “There is no minimum raise….” as requested.

3.           We note that your disclosure still suggests that the company, rather than registered broker dealer, will be making a Form 211 application for quotation on the OTCBB.  For example, on the cover page, you state that you “expect to have an application filed with [the] Financial Industry Regulatory Authority Inc.”  As further examples, you state on page 1 under ”Market for common shares” that there is no assurance that you will be accepted to trade on the OTCBB; and on Page 6 under the risk factor entitled “Our common stock price is likely to be highly volatile” that you need to be approved to trade on the OTCBB.  Please revise the disclosure to clearly state that an application must be foiled by a registered broker-dealer and cleared by FINRA before the securities are quoted on the OTCBB.

Response

We have revised throughout to clarify that the registered broker dealer will be filing the Form 211.

Our success will be dependent upon our receipt and maintenance of regulatory approvals, page 3

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
January 29, 2010

4.           Please expand the disclosure to include a meaningful discussion of the risks associated with the application to become a regulated entity and the regulatory requirements to which you will then be subject.  In this regard, we note that your disclosure that the “approvals will both expand the variety of services” which you will offer and bolster your reputation among potential customers does not adequately describe the risks that you may face.

Response

We have revised to provide a meaningful discussion of the regulatory risks.

Dilution, page 9

5.           Revise to include updated dilution information as of the date of the most recent balance sheet included in this filing (October 31, 2009).  Also, we note that the net tangible book value included in your most recent Form S-1/A was calculated based on your financial statements prior to the November 24, 2009 restatement.  Please ensure that you calculations are based on the net tangible book value, as restated.

Response

We have updated the dilution chart.  The Company has confirmed that the calculations are based on net tangible book value.

6.           Please provide the calculations that support your “pro forma net tangible book value per share” disclosures assuming each level of proceeds (5%, 25%, 50%, and 100%) from this Offering.

Response

Below are the requested calculations:

	5%	25%	50%	MAXIMUM

Net Tangible Share Book Value 10/31/09	$(94,976)	$(94,976)	$(94,976)	$(94,976)

Offering Proceeds, Gross	10,000.00	50,000.00	100,000.00	200,000.00
Expenses - Related to Offering - Not accrued yet	(7,000.00)	(7,000.00)	(7,000.00)	(7,000.00)
Net Proceeds from Offering	3,000.00	43,000.00	93,000.00	193,000.00

Pro forma net tangible book value after offering	(91,976)	(51,976)	(1,976)	98,024

Number of shares - After offering	81,000,000	85,000,000	90,000,000	100,000,000

Pro forma net tangible book value per share after offering	-0.001136	-0.000611	-0.000022	0.000980

Public Offering Per Share	$0.01000	$0.01000	$0.01000	$0.01000

Dilution to new investors	$0.01114	$0.01061	$0.01002	$0.00902

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
January 29, 2010

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 16

7.           You disclose that you generated consulting service revenue of $5,000 for the period ended July 31, 2009 and $29,500 for the three months ended October 31, 2009, but that you do not expect to generate material consulting revenue in the “near future”  Clarify the disclosure to indicate the time frame in which you expect to continue generating revenue from this one customer.  Please tell us what consideration you have given to disclosing the identity of the customer and filing any material agreements with the customer.  See Item 101(h)(4)(vi) and Item 601(b)(10) of Regulation S-K..

Response

We have revised to state that we do not expect to generate revenue from the two customers going forward.  As the services were performed without an agreement and the Company is no longer consulting for such clients, we do not believe it is necessary to file any agreement as an exhibit or disclose the party in which was a client of the Company.

Liquidity and Capital Resources, page 16

8.           We note your revised disclosure in response to prior comment 11 that you need a minimum of $60,000 to implement your business plan and pay administrative expenses for 12 months.  You also state that you need to “raise approximately $60,000 from this offering to implement our business plan and pay for administrative expenses for the next 12 months.”  We note that you expect to incur an additional expense of $32,000 in connection with this offering.  Accordingly, it appears that you will need to raise more than $60,000 in order to operate for at least 12 months.  Additionally, your working capital deficit was nearly $95,000 at October 31, 2009, so it would appear that as much as $95,000 of additional funds would be needed simply to discharge indebtedness or obligations coming due within less than the next 12 months.  Please revise or explain.

Response

The Company and Rasel, Ltd. have amended the notes to provide that the notes will not mature until October 30, 2011, in excess of one year.  As the Company currently has $50,000 cash on hand, it expects that it will be able to remain in operation for 12 months.  The Company has revised to state that it will need to fund $92,000 in order to implement its business plan.

9.           You state that you “do not expect to remain in operation for a period in excess of one month upon going becoming a reporting company”  Please clarify whether this belief is based on whether you are able to sell any securities in this offering.  Disclose this statement in a prominently placed risk factor.

Response

The Company received a loan in the amount of $50,000 from Rasel Ltd. on January 22, 2010.  As a result, the Company expects that it will be able to continue in operations for a period of 12 months.

Independent Registered Accounting Firm’s Report, page F01

10.                      We note your response to prior comment 14 where you acknowledge that the financial statements should be identified as restated with dual dating and the independent auditors should include in their report an explanatory paragraph describing the restatement.  While we note that you have labeled the financial statements as restated, your independent auditors have not included an explanatory paragraph in their report, nor does the date of their audit report reflect the fact that your financial statements were restated.  Please revise accordingly pursuant to AU 508.16 and AU 561.06.

Response

The auditor has revised pursuant to AU 508.16 and AU 561.06.

Financial Statements for the Three Months Ended July 31, 2009

Statement of Income and Expenses, page F-13 and Statement of Cash Flows, page F-15

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
January 29, 2010

11.           Revise both the Statement of Income and Expenses and Statement of Cash Flows to include cumulative-to-date information from inception through October 31, 2009 pursuant to ASC 915-225-45 and ASC 925-230-45.

Response

The Company revised the Statement of Income and Expenses and State of Cash Flows as requested.

Exhibit 5.1

12.                      Please provide an updated legality opinion so it speaks as of a date immediately prior ro the desired effective date.

Response

We have included an updated legal opinion.

***

Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

/s/ Stephen M. Fleming
Stephen M. Fleming

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